Exhibit 21

List of Subsidiaries

Active subsidiaries of the Company as of December 31, 2009:

Name of Subsidiary	State/Country of Incorporation

Ubiquity.com, Inc.	Delaware
Xacta Corporation	Delaware
Telos Delaware, Inc.	Delaware
Teloworks, Inc.	Delaware
Telos Identity Management Solutions, LLC (DBA Telos ID)	Delaware
Teloworks Philippines, Inc.	Philippines
Teloworks BPO Solutions Philippines, Inc.	Philippines

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